

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

> **Re: Bear Village, Inc.**
> **Amendment No. 13 to Offering Statement on Form 1-A**
> **Filed December 28, 2021**
> **File No. 024-11359**

Dear Mr. Haynes:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2021 letter.

Amendment No. 13 to Offering Statement on Form 1-A Filed December 28, 2021

General

1. Please update the disclosure as of the most recent practicable date. In this regard, we note the following statements:
   - "During 2021, the company will break ground on the Tennessee and Georgia properties," on page 2,
   - "The company currently has a deposit on the Georgia property and the Tennessee land contract is pending with a closing scheduled on or before the end of February 2021," on page 44,

- "The company intends to pay salaries beginning April 1, 2021," on page 50, and
- "The Note be paid by Company and shall be paid in full on or before February 28, 2021," on page 52.

The Company's Business, page 21

2.      We note your response to comment 1 and the reference to the Wyndham Hotels and Resorts Agreement and STR Report on page 25.  While we see the STR Report, we do not see the Wyndham agreement filed as an exhibit.  Please file the agreement or advise.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters.  Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:      Donald Keer